Mail Stop 4561

      							January 13, 2006

Mr. Jerry R. Engle
President and Chief Executive Officer
Lincoln Bancorp
1121 East Main Street
Plainfield, Indiana 46168-0510

	Re:	Lincoln Bancorp
		Form 10-K for the Fiscal Year Ended December 31, 2004 Form 10-Q for the Fiscal Quarter Ended March 31, 2005 Form 10-Q for the Fiscal Quarter Ended June 30, 2005 Form 10-Q for the Fiscal Quarter Ended September 30,
2005
      File No. 000-25219

Dear Mr. Engle:

		We have reviewed the above referenced filings and your response dated October 26, 2005 and have the following comments.
Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 9A.  Controls and Procedures, page 36

1. We note your proposed amended disclosure to the Form 10-K for the
Year Ended December 31, 2004 in Exhibit A to your response whereby you have concluded your disclosure controls and procedures are "ineffective in ensuring that information required to be disclosed by the Holding Company in reports in files or submits under the Exchange
Act is recorded, processed summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms". Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also not effectively designed to ensure that information required to be disclosed is accumulated and communicated to your management, including principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. We refer you to Exchange Act Rule 13a-15(b) (2) (e). In addition provide similar revisions to your proposed disclosure to the Form 10-Q for Quarters Ended June 30,
2005 and March 31, 2005 noted in Exhibit B and C and September 30, 2005 as appropriate.

2. Your proposed disclosure in Exhibit A states that your "disclosure controls and were ineffective". We note that your proposed disclosure states that you preformed your evaluation as of the end of the forth quarter of the 2004 fiscal year. Revise to disclose the date that your disclosure controls and procedures were ineffective.

3. Your proposed disclosure states that you believe that your disclosure controls and procedures are effective as of the filing of the Form 10-K. Revise to include the date that your disclosure controls and procedures are effective since you plan to file an amended Form 10-K.

4. We note your disclosure that, "other than the matters disclosed in the preceding paragraph, there have been no changes in the Holding Company`s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company`s internal control over financial reporting." Revise to state clearly that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Exhibit 13: 2004 Annual Report

Note 4: Investment Securities, pages 30-31

5. We note your response to prior comment number 6 which provides your consideration of paragraph 16 of SFAS 115, EITF 03-1 and SAB No.
59 in determining whether the unrealized losses in your investment in common stocks were other-than-temporary. Please address the following additional comments with respect to your determination.

* We note that you have supported your position that your unrealized losses in your securities were temporary, in part, as you had the intent and ability to hold the common stock. Clarify how you had the intent and ability to hold your common stocks at December 31, 2004 and March 31, 2005 considering you sold certain securities in the second quarter 2005 based on your need for liquidity to reduce debt levels. In this respect, tell us how you considered paragraphs 10 through 18 of EITF 03-1 when determining that your unrealized losses were temporary as of December 31, 2004 and March 31, 2005.
* We further note your evaluation of other-than-temporary impairment on securities that had been in a continuous loss position for twelve months of more as of June 30, 2005. Your conclusion is partially based on the fact that the unrealized loss was not considered "significantly severe for further consideration, in that it was less than 5 percent of the carrying value of the security." Therefore, it appears that you based your conclusion, in part, on the materiality of the unrealized loss. If this is correct, tell us how you considered the impact that the unrealized loss would have on net income if realized.
* Tell us how you considered the length of time and extent to which the market value has been less than cost when determining that your unrealized losses were temporary as of December 31, 2003 and 2004, March 31, 2005 and June 30, 2005. We refer you to section (a) of the
Interpretive Response of SAB No. 59. Also, for each of your securities (including those sold at a loss in the second quarter
2005), tell us how long they had been in a loss position at December
31, 2004.
* Clarify whether you have determined that any of your unrealized continuous losses on your common stock investments were other-than-temporary during the aforementioned reporting periods.

Note 7: Investments in Limited Partnerships, page 32

6. Your response to prior comment number 7 indicates that due to the terms of the arrangement you are considered to be related parties pursuant to FIN 46(R)`s de facto agent provisions of paragraph 16. Therefore you have assessed whether you are the primary beneficiary in accordance with paragraph 17 of FIN 46(R). Please address the following with respect to your analysis.

* We note that your exposure to LP`s expected losses is limited to the amounts invested by you. Expand your analysis to clarify the amount that you have invested in the LP. Further, provide an analysis that compares your exposure to expected losses to that of the general partner.
* We note that that the general partner is responsible for funding deficits during the first three years of the partnership. Clarify who is responsible for funding deficits after the third year of the partnership.
* Tell us your consideration for paragraph 17 a and d of SFAS
46(R)
when concluding that the general partner is the primary beneficiary.

*****

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3226 if you have any questions regarding our comments on the financial statements and related matters.


								Sincerely,


								Craig Wilson
								Senior Assistant Chief
Accountant


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Mr. Jerry R. Engle
Lincoln Bancorp
January 13, 2006
page 1